

April 7, 2015

Michael P. Huseby
Chief Executive Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10001

> **Re:    Barnes & Noble, Inc.**
> **Form 10-K for the Fiscal Year Ended May 3, 2014**
> **Response dated March 24, 2015**
> **File No. 001-12302**

Dear Mr. Huseby:

We have reviewed your March 24, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2015 letter.

Form 10-K for the Fiscal Year Ended May 3, 2014

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

53 Weeks Ended May 3, 2014 Compared with 52 Weeks Ended April 27, 2013

Income Taxes, page F-16

1.  We note your response to prior comment 1 and it remains unclear why the basis of presentation for financial reporting purposes and for tax purposes was identical at April 27, 2013. In this regard, please describe to us in detail the analysis you performed that resulted in your determination that there was not sufficient information to conclude that MSFT would receive less than full reimbursement of the cash advanced as of April 27,

2013 in light of the negative evidence that the LLC generated a net pre-tax loss in excess of $400 million from October 4, 2012 through April 27, 2013.  Please cite relevant accounting literature in your response and tell us the facts and circumstances you considered in arriving at your conclusion.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters.  Please contact Jennifer López, Staff Attorney at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jason Niethamer  for

Mara L. Ransom
Assistant Director